January 22, 2021

VIA EDGAR

Mitchell Austin Division of Corporation Finance Office of Trade & Services U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Crown Electrokinetics Corp. (the “Company”)
Registration Statement on Form S-1 File No. 333-249833

Dear Mr. Austin:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representative of the several underwriters for the Company’s proposed public offering, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time, January 25, 2021 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many electronic copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution.

By:	ROTH CAPITAL PARTNERS, LLC

	By:	/s/ Aaron Gurewitz
	Name:	Aaron Gurewitz
	Title:	Head of Equity Capital Markets